SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Q1 New Business Figures




Embargo: 7.00am 20 April 2006



             PRUDENTIAL PLC FIRST QUARTER 2006 NEW BUSINESS RESULTS


- Group APE sales of GBP637 million, up 27 per cent

- UK APE sales of GBP244 million, up 17 per cent

- Jackson National Life (JNL) APE sales of GBP167 million, up 22 per cent

- Prudential Corporation Asia APE sales of GBP226 million, up 47 per cent

- M&G net fund flows of GBP1.7 billion, up 38 per cent

- Asia net fund flows of GBP0.5 billion, up 147 per cent


All comparisons above and narrative below are quoted at constant exchange rates
(CER) unless otherwise stated. See Notes to Editor for further details.


Commenting, Mark Tucker, Group Chief Executive, said:


"Our life businesses have made a good start to the year, building on the strong momentum we established in the second half of 2005.


"In the UK, new business sales were up 17 per cent as we continued to build our shareholder-backed business. We expect the UK market to remain competitive through 2006, and our emphasis will continue to be on margins and return on capital, not APE volume growth.


"In the US, retail sales in the quarter were up 31 per cent, driven by record sales of variable annuities. With our advantaged position in the variable annuity market we expect to continue to grow our market share through the year.


"Growth was particularly strong in Asia, up 47 per cent compared with a slow first quarter in 2005. All our major markets performed well. We have unrivalled sales and profit growth potential in Asia and we will continue to develop our distribution capability to strengthen this position further.


"Our asset management businesses also had an excellent first quarter.


"M&G delivered gross fund inflows of GBP2.9 billion, an increase of 39 per cent, and growth in net inflows was 38 per cent compared to the same period last year. These figures reflect the strength of M&G's diversified product offering and include record levels of retail sales on the back of outstanding investment performance.


"In Asia, third party net inflows of GBP0.5 billion were up 147 per cent on the first quarter of 2005, due to continued strong inflows in Korea and improved performance in Taiwan and India.


"The Group continues to have excellent prospects for profitable growth, and there is tremendous scope to deliver increasing value to shareholders."



Commentary on First Quarter 2006 New Business Results


UK Insurance Operations


Prudential UK APE sales of GBP244 million were up 17 per cent on the first quarter of 2005 driven by strong sales of offshore bonds, bulk annuities and with-profit bonds. On a PVNBP basis this equates to first quarter 2006 sales of GBP2.1 billion.


Some segments of the UK market have been challenging in the first quarter of 2006, particularly bulk and individual annuities and unit-linked bonds. Our emphasis during this period has been on maintaining margins and return on capital, focusing on value not volume.


APE sales of offshore and unit-linked bonds increased 17 per cent on the first quarter of 2005. This reflects a 250 per cent increase in offshore bond sales due to strong investment bond sales through new and existing distributors. This in turn was offset by a 28 per cent fall in unit-linked bond sales reflecting continuing price competition to which Prudential chose not to respond.


Bulk annuity APE sales were up 175 per cent reflecting the previously announced GBP66 million Royal London transaction. However, the market for bulk annuities contracted in the quarter as potential buyers deferred decisions pending an improvement in long-term bond yields.


The individual annuity market, particularly through the intermediaries channel, remains competitive reflecting the decline in long-term bond yields, with sales down 8 per cent on last year. However, APE sales of individual annuities through the Partnerships channel were up 125 per cent reflecting increased sales through the additional partnership agreements signed during the course of last year.


APE sales of with-profit annuities have increased 150 per cent in the first quarter. Unlike conventional annuities, with-profit annuities link the level of income to the performance of the Prudential's with-profits fund which has a mix of assets that gives the prospect of income growth over the expected life of an annuity contract.


With-profit bonds also saw good growth of 25 per cent reflecting consumers' positive response to the bonus declaration made earlier this year.


APE sales of individual and corporate pensions were in line with 2005, reflecting the uncertainty in the market ahead of the simplification in pensions legislation that took effect earlier this month.


In 2005, Prudential wrote to 440,000 of its customers contracted out of the second state pension and provided updated information and views to enable them to make an informed decision about whether to contract back in for the 2005/6 tax year onwards. As a result of this mailing, approximately 132,000 customers elected to contract back into the State scheme resulting in a decline in DWP rebate business of 29 per cent in the first quarter of 2006.


Although recently launched, Prudential UK's new lifetime mortgage product, the Prudential Property Release Plan, has had a good response. PruHealth had a record quarter with total individuals insured at the end of March 2006 standing at over 40,000 lives.


Prudential UK will continue to pursue profitable opportunities in its chosen product areas and distribution channels in 2006 maintaining its focus on return on capital.


Jackson National Life


Jackson National Life's (JNL) APE sales of GBP167 million in the first quarter represented a 22 per cent increase on the same period in 2005, driven by a strong increase in sales of variable annuities. On a PVNBP basis this equates to first quarter 2006 sales of GBP1.6 billion. Retail APE sales for the quarter of GBP122 million were up 31 per cent on 2005.



JNL delivered record variable annuity APE sales of GBP89 million during the first quarter, up 51 per cent on the same period in the prior year, reflecting its continuing focus on relationship-driven distribution and product innovation. Quarterly variable annuity premiums exceeded $1.5 billion for the first time, and represented the sixth consecutive quarter of variable annuity sales growth. This result was achieved in a market that had grown 17 per cent year-on-year during the first two months of the year.


In the first quarter, approximately 27 per cent of the variable annuity premiums received related to two new products launched during 2005, 'Perspective Advisors II' and 'Perspective L Series', a result that clearly demonstrates JNL's ability to deliver products and product features that the market wants. For the full year 2005, JNL increased its variable annuity market share to 3.6 per cent, up from 2.8 per cent in the prior year, and improved its ranking in variable annuity sales from 14th at year end 2004 to 12th at year end 2005. In terms of net flows, JNL improved its position to 3rd at year end 2005 from 8th a year earlier.


The persisting low interest rate environment and flat yield curve in the US has resulted in a continuation of the weak customer demand for fixed annuities. As a result fixed annuity APE sales for the quarter of GBP15 million were down 17 per cent on 2005. JNL was ranked the eleventh largest provider of fixed annuities for the full year 2005.


Fixed index annuity APE sales of GBP13 million were down 7 per cent on the same period of 2005. The fixed index annuity market declined in the second half of 2005 by 4 per cent. This decline is due primarily to continued uncertainty in the US regulatory environment, leading to lower demand for FIA products. JNL was ranked the seventh largest provider of fixed index annuities for the full year 2005, improving from ninth for the full year 2004.


Life APE sales of GBP4 million were up 33 per cent on 2005.


Curian Capital, which provides innovative fee-based separately managed accounts, had a strong start to the year increasing assets under management to GBP1.1 billion, up 55 per cent from the end of the first quarter last year.


Institutional APE sales in the first quarter of GBP44 million were consistent with the prior year. JNL will continue to participate in this market on an opportunistic basis, although it is expected that the majority of institutional sales will occur in the first half of 2006.


JNL has made a strong start to the year, focusing on value-driven growth in its key product lines. With continued product innovation, a strong relationship-based distribution model, continuing competitive cost structure, and proven ability in execution, JNL is well positioned to take advantage of opportunities in the US market.


Prudential Corporation Asia


Prudential's Asian life operations had an exceptionally strong first quarter in 2006 with APE sales of GBP226m up 47 per cent, representing a continuation of the momentum seen in the second half of 2005 compared with the relatively slow first quarter last year. On a PVNBP basis this equates to first quarter 2006 sales of GBP1.2 billion.


Strong first quarter performances were delivered by both our Korean and Indian operations, up 77 per cent and 65 per cent respectively. Korea's record APE sales for the quarter of GBP55 million were driven in part by the run up to the financial year end at 31 March, continued growth and high productivity in the financial advisor distribution channel and the addition of new general agencies. Prudential's 26 per cent share of its Indian joint venture with ICICI generated APE sales for the first quarter of 2006 of GBP33 million. Our Indian business also benefited from the tax year end in March, but underlying growth continues to be driven by higher agent numbers and successful partnership distribution, particularly with ICICI Bank. Collectively, Korea and India (at 26 per cent) contributed 39 per cent to Prudential Corporation Asia's APE, compared to 33 per cent in the first quarter of last year.

Sales growth in Taiwan was 73 per cent up on prior year in the first quarter of 2006 driven by continued success with linked products (70 per cent of its sales), increases in agent numbers and an increased contribution from the partnership channel. Lower sales recorded in Taiwan in the first quarter of 2005 reflected Prudential's focus on higher margin linked business whilst competitors launched products that we considered to be unattractive.


In Indonesia, APE sales for the first quarter were the highest ever recorded at GBP14 million and represent a 40 per cent increase on the same period of 2005. This was driven by continued strong agent recruitment and increases in productivity.


The Singapore life operation delivered APE sales growth of 35 per cent compared to a slow first quarter last year, when the market was affected by weaker sentiment towards linked products. However, the market recovered in the second half of 2005 and we launched six new investment linked funds that continue to be popular, particularly as single premium investments. Singapore also has increasing sales from its newer distribution partners, Maybank and Singpost.


In China, APE sales were up 50 per cent. Our joint venture with CITIC now has ten cities operational and was granted a licence for an eleventh (Jinan in the Shandong province) in January this year. Hong Kong and Malaysia also performed strongly in the first quarter, with increases of 13 per cent and 8 percent, respectively, on the same period in 2005.


APE sales in Japan and Vietnam were 50 per cent and 33 per cent below the same quarter last year, respectively. In Japan, we closed the Financial Advisor channel in the fourth quarter last year and in Vietnam the market continues to stabilise following the initial post-liberalisation boost. APE sales in Prudential's remaining markets of the Philippines and Thailand, whilst small, doubled over the prior year.


Prudential's life insurance operations in Asia are well-placed to deliver sustained, profitable and capital efficient growth.


Asset Management

M&G

M&G made an excellent start to the year, delivering gross fund inflows of GBP2.9 billion in the first quarter, an increase of 39 per cent on the same period last year, reflecting the strengths of M&G's diversified product offering in the areas of retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. Net fund inflows grew by 38 per cent to GBP1.7 billion. External funds under management, which represent a quarter of M&G's total funds, increased by a third to GBP40 billion compared to the first quarter 2005.


M&G generated record-breaking retail sales during the first quarter, with gross fund inflows of GBP1.6 billion double those of the previous year and already 42 per cent of the total gross retail sales achieved in the whole of 2005. Net retail fund inflows totalled GBP821 million, more than triple those in the first quarter 2005. In the UK, M&G's continued strong fund performance in equities, bonds and property led to a 77 per cent increase in gross fund inflows compared to the first quarter 2005. M&G International, which sells funds in Germany, Austria, Italy, Luxembourg and Switzerland, more than doubled gross fund inflows and successfully launched into the Spanish marketplace during the quarter. M&G's South African business nearly doubled its gross fund inflows compared to the same period last year. Overall retail funds under management have grown by almost 40 per cent since first quarter 2005 due to net sales, outstanding investment performance and rising market levels.


M&G's institutional businesses also had a good start to the year, especially in the areas of segregated fixed income, property and private finance. Gross institutional fund inflows totalled GBP1.3 billion and were similar to the equivalent period last year, while net fund inflows were slightly lower at GBP923 million. However, the 2005 comparative for institutional inflows in first quarter was boosted by a large single transaction of GBP967 million from Prudential Property Investment Managers (PruPIM).



Asian Fund Management Business


The Asian Fund Management Business made a record start to the year, delivering the highest first quarter third party net inflows since the business was launched. Net inflows of GBP0.5 billion were up 147 per cent on the same quarter last year and are 38 per cent of the total for the whole of 2005.


The Asian Fund Management business's geographic diversification and fund performance has seen continued strong net inflows in Korea, and improved performance in India, Taiwan, Singapore and Malaysia as compared to 2005.


Total third party funds under management were GBP10.9 billion, up 16 per cent on the first quarter 2005. In August last year, ICICI increased its stake in Prudential's Indian asset management joint venture from 45 per cent to 51 per cent. As a result, Prudential no longer consolidates this business at 100 per cent and the 2006 numbers are reported at 49 per cent, resulting in a GBP1.6 billion reduction in funds under management over the same period last year. On a comparable basis, first quarter 2006 funds under management grew 33 per cent on 2005.


Prudential remains confident that its fund management businesses are well positioned to grow strongly and profitably.




                                    - ENDS -



Enquiries:

Media                                         Investors / analysts

Jon Bunn                    020 7548 3559     James Matthews      020 7548 3561
William Baldwin-Charles     020 7548 3719     Marina Novis        020 7548 3511
Joanne Doyle                020 7548 3708


















Notes to Editor follow...

Notes to Editor:


1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to roundings.


2. Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.


3. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.

                               Annual Premium Equivalent Sales
                    Actual Exchange Rates          Constant Exchange Rates
                  2006 Q1    2005 Q1   +/- (%)    2006 Q1    2005 Q1   +/- (%)
                      YTD        YTD                  YTD        YTD
                       GBPm         GBPm                   GBPm         GBPm

UK & Europe           244        208       17%        244        208       17%
US                    167        127       31%        167        137       22%
Asia                  226        142       59%        226        154       47%
                   ______     ______    ______     ______     ______    ______

Total                 637        478       33%        637        500       27%


                                        Gross Inflows
                    Actual Exchange Rates          Constant Exchange Rates
                  2006 Q1    2005 Q1   +/- (%)    2006 Q1    2005 Q1   +/- (%)
                      YTD        YTD                  YTD        YTD
                       GBPm         GBPm                   GBPm         GBPm

M&G                 2,915      2,092       39%      2,915      2,092       39%
Asia                4,405      4,635      (5%)      4,405      4,941     (11%)
                   ______     ______    ______     ______     ______    ______

Total               7,320      6,727        9%      7,320      7,033        4%


                         Total Insurance and Investment New Business
                    Actual Exchange Rates          Constant Exchange Rates
                  2006 Q1    2005 Q1   +/- (%)    2006 Q1    2005 Q1   +/- (%)
                      YTD        YTD                  YTD        YTD
                       GBPm         GBPm                   GBPm         GBPm

Insurance           4,187      3,247       29%      4,187      3,368       24%
Investment          7,320      6,727        9%      7,320      7,033        4%
                   ______     ______    ______     ______     ______    ______

Total              11,507      9,974       15%     11,507     10,401       11%



4. Prudential is initially providing reassurance to Royal London, which will continue to pay the annuitants with Prudential reimbursing the annuity payments to Royal London. During 2006, the intention is for these annuity policies to transfer to Prudential, subject to legal and regulatory approvals, at which point Prudential will take over direct responsibility for the payment of all annuitants.


5. For JNL market share data is provided for the full year 2005 being the latest available. Variable annuity data is sourced from VARDS, fixed annuity data is sourced from LIMRA and fixed index annuities data is sourced from LIMRA and The Advantage Group.


6. There will be a conference call today for wire services at 7.15am (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0793. Passcode: 155439#


7.  There will be a conference call for investors and analysts at 10:00am
(BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. From the UK please call +44 (0)20 8609 0793 and from the US +1 866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 141718.


8. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).


9. Total number of Prudential plc shares in issue as at 31st March 2006 was 2,422,372,683


10. Financial Calendar 2005-2006:
Annual General Meeting                                        18th May 2006
Asset Management Presentation                                 19th May 2006
Payment of 2005 Final Dividend                                26th May 2006
2006 Interim Results / Second Quarter New Business Figures    28th July 2006
Ex-dividend date                                              16th August 2006
Record Date                                                   18th August 2006
Third Quarter New Business Figures                            19th October 2006
Payment of 2006 Interim Dividend                              27th October 2006
2006 Full Year New Business Figures                           30th January 2007


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31st December 2005) Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.





Notes to Schedules :

The format of the tables shown is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of US institutional business, products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, namely falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 (Insurance Contracts) as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US operations.


UK and Asian investment products referred to in the tables above are unit trusts, mutual funds and similar types of fund management arrangements. US investment products relate to assets under administration in Curian. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described above, although similar IFRS recognition principles apply to the acquisition costs and fees attaching to this type of business.


(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson National Life is 1.75. A comparison between the results at actual exchange rates and at constant exchange rates is given in the press release.


(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.75 (2005: 1.82).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus 10% single new business contributions, are subject to roundings.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) New business in India is included at Prudential's 26% interest in the India life operation. Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36% interest in the Hong Kong MPF operation.

(7) Balance sheet figures have been calculated at the closing exchange rate. The 2005 balance is shown on a constant exchange rate.


(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods


(9) On 26 August 2005, Prudential's joint venture partner in the Prudential ICICI Asset Management Company purchased an additional 6% share ownership. As a result, Prudential no longer consolidates the company as a subsidiary. 2005 Q1 results are reported at 100%.


(10) GBP95m of FUM reported under Prudential Asian funds operations relates to M& G's products distributed through those Asian operations and this amount is also included in M&G's FUM.


(11) In 2006 sales generated from certain bank relationships are being reported within the 'Partnership' category instead of 'Intermediaries', therefore bringing the management of all retail banks under one channel. The 2005 comparative of GBP5 million has not been restated and remains within 'Intermediaries'.


(12) In Korea other movements relate to equity fund dividend payments

                                                                 Schedule 1A - Constant Exchange Rates

                            PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2006
                             TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
                      UK & Europe             US (1a)                Asia                Total
                                                                     (1a)

                    2006   2005          2006 2005 Q1          2006   2005          2006   2005
                      Q1     Q1            Q1                    Q1     Q1            Q1     Q1
                     YTD    YTD +/-(%)    YTD     YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)
                    GBPm    GBPm          GBPm    GBPm         GBPm   GBPm          GBPm    GBPm
Total Insurance    2,106  1,712    23%  1,629   1,355    20%    452    301    50%  4,187  3,368    24%
Products

Total Investment   2,915  2,092    39%      -       -      -  4,405  4,941  (11%)  7,320  7,033     4%
Products - Gross
Inflows (2)
                  ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Group Total        5,021  3,804    32%  1,629   1,355    20%  4,857  5,242   (7%) 11,507 10,401    11%

                                         INSURANCE OPERATIONS
                         Single               Regular               Total          Annual Equivalents
                                                                                          (3)
                    2006   2005          2006 2005 Q1          2006   2005          2006   2005
                      Q1     Q1            Q1                    Q1     Q1            Q1     Q1
                     YTD    YTD +/-(%)    YTD     YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)
                    GBPm   GBPm          GBPm    GBPm          GBPm   GBPm          GBPm   GBPm
UK Insurance
Operations
Direct to
Customer

Individual             5      4    25%      2       2     0%      7      6    17%      3      2    50%
Pensions

Life - With            4      2   100%      -       -      -      4      2   100%      -      -      -
Profit Bond

Life - Other           4      -      -      -       -      -      4      -      -      -      -      -

Individual           165    167   (1%)      -       -      -    165    167   (1%)     17     17     0%
Annuities
                  ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total            178    173     3%      2       2     0%    180    175     3%     20     19     5%

DWP Rebates          161    234  (31%)      -       -      -    161    234  (31%)     16     23  (30%)
                  ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total                339    407  (17%)      2       2     0%    341    409  (17%)     36     43  (16%)

Business to
Business

Corporate            119     56   113%     26      31  (16%)    145     87    67%     38     37     3%
Pensions

Individual            43     49  (12%)      -       -      -     43     49  (12%)      4      5  (20%)
Annuities

Bulk Annuities         2    215  (99%)      -       -      -      2    215  (99%)      -     22      -
                  ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total                164    320  (49%)     26      31  (16%)    190    351  (46%)     42     63  (33%)



Intermediated
Distribution
(11)

Individual           28     21    33%      4      5  (20%)     32     26    23%      7      7     0%
Pensions

Corporate            10     10     0%      2      2     0%     12     12     0%      3      3     0%
Pensions

Life - With          44     33    33%      -      -      -     44     33    33%      4      3    33%
Profit Bond

Life - Other        222    226   (2%)      -      -      -    222    226   (2%)     22     23   (4%)
Bond

Life - Other          3      -      -      2      1   100%      5      1   400%      2      1   100%

Individual          190    269  (29%)      -      -      -    190    269  (29%)     19     27  (30%)
Annuities
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total           497    559  (11%)      8      8     0%    505    567  (11%)     58     64   (9%)

DWP Rebates          59     80  (26%)      -      -      -     59     80  (26%)      6      8  (25%)
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total               556    639  (13%)      8      8     0%    564    647  (13%)     64     72  (11%)

Partnerships
(11)

Individual            1      -      -      -      -      -      1      -      -      -      -      -
Pensions

Life - With           3      -      -      -      -      -      3      -      -      -      -      -
Profit Bond

Life - Other         43      -      -      -      -      -     43      -      -      4      -      -
Bond

Life - Other        157    198  (21%)      1      -      -    158    198  (20%)     17     20  (15%)

Individual           91     44   107%      -      -      -     91     44   107%      9      4   125%
Annuities

Bulk Annuities      662     25 2,548%      -      -      -    662     25 2,548%     66      3 2,100%
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total               957    267   258%      1      -      -    958    267   259%     97     27   259%

Total:

Individual           34     25    36%      6      7  (14%)     40     32    25%      9     10  (10%)
Pensions

Corporate           129     66    95%     28     33  (15%)    157     99    59%     41     40     3%
Pensions

Life - With          51     35    46%      -      -      -     51     35    46%      5      4    25%
Profit Bond

Life - Other        265    226    17%      -      -      -    265    226    17%     27     23    17%
Bond

Life - Other        164    198  (17%)      3      1   200%    167    199  (16%)     19     21  (10%)

Individual          489    529   (8%)      -      -      -    489    529   (8%)     49     53   (8%)
Annuities

Bulk Annuities      664    240   177%      -      -      -    664    240   177%     66     24   175%
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total         1,796  1,319    36%     37     41  (10%)  1,833  1,360    35%    217    173    25%

DWP Rebates         220    314  (30%)      -      -      -    220    314  (30%)     22     31  (29%)
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total UK          2,016  1,633    23%     37     41  (10%)  2,053  1,674    23%    239    204    17%
Insurance
Operations



European Insurance
Operations (1a)
Insurance             53     38    39%      -      -      -     53     38    39%      5      4    25%
Products
                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total European        53     38    39%      -      -      -     53     38    39%      5      4    25%
Insurance
Operations

                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total UK & Europe  2,069  1,671    24%     37     41  (10%)  2,106  1,712    23%    244    208    17%
Insurance
Operations

US Insurance
Operations (1a)

Fixed Annuities      149    178  (16%)      -      -      -    149    178  (16%)     15     18  (17%)

Fixed Index          133    137   (3%)      -      -      -    133    137   (3%)     13     14   (7%)
Annuities

Variable             894    591    51%      -      -      -    894    591    51%     89     59    51%
Annuities

Life                   2      5  (60%)      4      2   100%      6      7  (14%)      4      3    33%
                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total Retail   1,178    911    29%      4      2   100%  1,182    913    29%    122     93    31%

Guaranteed           273     54   406%      -      -      -    273     54   406%     27      5   440%
Investment
Contracts

GIC - Medium Term    174    388  (55%)      -      -      -    174    388  (55%)     17     39  (56%)
Note
                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total US           1,625  1,353    20%      4      2   100%  1,629  1,355    20%    167    137    22%
Insurance
Operations

Asian Insurance
Operations (1a)

China                 11      2   450%      5      4    25%     16      6   167%      6      4    50%

Hong Kong             66     57    16%     20     18    11%     86     75    15%     27     24    13%

India (@26%) (6)       8      1   700%     32     20    60%     40     21    90%     33     20    65%

Indonesia              4     17  (76%)     14      8    75%     18     25  (28%)     14     10    40%

Japan                 10      5   100%      -      1      -     10      6    67%      1      2  (50%)

Korea                 30      4   650%     52     31    68%     82     35   134%     55     31    77%

Malaysia               1      2  (50%)     14     13     8%     15     15     0%     14     13     8%

Singapore             88     48    83%     14     12    17%    102     60    70%     23     17    35%

Taiwan                31     25    24%     42     23    83%     73     48    52%     45     26    73%

Other (4)              2      2     0%      8      8     0%     10     10     0%      8      8     0%
                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Asian          251    163    54%    201    138    46%    452    301    50%    226    154    47%
Insurance
Operations

                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Group Total        3,945  3,187    24%    242    181    34%  4,187  3,368    24%    637    500    27%




                                                                  Schedule 1B - Actual Exchange Rates

                           PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2006
                             TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
                     UK & Europe             US (1b)             Asia (1b)              Total

                   2006   2005          2006 2005 Q1          2006   2005          2006   2005
                     Q1     Q1            Q1                    Q1     Q1            Q1     Q1
                    YTD    YTD +/-(%)    YTD     YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)
                   GBPm    GBPm         GBPm    GBPm          GBPm    GBPm          GBPm   GBPm
Total Insurance   2,106  1,713    23%  1,629   1,256    30%    452    278    63%  4,187  3,247    29%
Products

Total Investment  2,915  2,092    39%      -       -      -  4,405  4,635   (5%)  7,320  6,727     9%
Products - Gross
Inflows (2)
                 ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Group Total       5,021  3,805    32%  1,629   1,256    30%  4,857  4,913   (1%) 11,507  9,974    15%

                                        INSURANCE OPERATIONS
                        Single               Regular               Total          Annual Equivalents
                                                                                         (3)
                   2006   2005          2006 2005 Q1          2006   2005          2006   2005
                     Q1     Q1            Q1                    Q1     Q1            Q1     Q1
                    YTD    YTD +/-(%)    YTD     YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)
                  GBPm     GBPm         GBPm    GBPm          GBPm     GBPm        GBPm     GBPm
UK Insurance
Operations
Direct to
Customer

Individual            5      4    25%      2       2     0%      7      6    17%      3      2    50%
Pensions

Life - With           4      2   100%      -       -      -      4      2   100%      -      -      -
Profit Bond

Life - Other          4      -      -      -       -      -      4      -      -      -      -      -

Individual          165    167   (1%)      -       -      -    165    167   (1%)     17     17     0%
Annuities
                 ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total           178    173     3%      2       2     0%    180    175     3%     20     19     5%

DWP Rebates         161    234  (31%)      -       -      -    161    234  (31%)     16     23  (30%)
                 ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total               339    407  (17%)      2       2     0%    341    409  (17%)     36     43  (16%)

Business to
Business

Corporate           119     56   113%     26      31  (16%)    145     87    67%     38     37     3%
Pensions

Individual           43     49  (12%)      -       -      -     43     49  (12%)      4      5  (20%)
Annuities

Bulk Annuities        2    215  (99%)      -       -      -      2    215  (99%)      -     22      -
                 ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total               164    320  (49%)     26      31  (16%)    190    351  (46%)     42     63  (33%)



Intermediated
Distribution
(11)

Individual           28     21    33%      4      5  (20%)     32     26    23%      7      7     0%
Pensions

Corporate            10     10     0%      2      2     0%     12     12     0%      3      3     0%
Pensions

Life - With          44     33    33%      -      -      -     44     33    33%      4      3    33%
Profit Bond

Life - Other        222    226   (2%)      -      -      -    222    226   (2%)     22     23   (4%)
Bond

Life - Other          3      -      -      2      1   100%      5      1   400%      2      1   100%

Individual          190    269  (29%)      -      -      -    190    269  (29%)     19     27  (30%)
Annuities
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total           497    559  (11%)      8      8     0%    505    567  (11%)     58     64   (9%)

DWP Rebates          59     80  (26%)      -      -      -     59     80  (26%)      6      8  (25%)
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total               556    639  (13%)      8      8     0%    564    647  (13%)     64     72  (11%)

Partnerships
(11)

Individual            1      -      -      -      -      -      1      -      -      -      -      -
Pensions

Life - With           3      -      -      -      -      -      3      -      -      -      -      -
Profit Bond

Life - Other         43      -      -      -      -      -     43      -      -      4      -      -
Bond

Life - Other        157    198  (21%)      1      -      -    158    198  (20%)     17     20  (15%)

Individual           91     44   107%      -      -      -     91     44   107%      9      4   125%
Annuities

Bulk Annuities      662     25 2,548%      -      -      -    662     25 2,548%     66      3 2,100%
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total               957    267   258%      1      -      -    958    267   259%     97     27   259%

Total:

Individual           34     25    36%      6      7  (14%)     40     32    25%      9     10  (10%)
Pensions

Corporate           129     66    95%     28     33  (15%)    157     99    59%     41     40     3%
Pensions

Life - With          51     35    46%      -      -      -     51     35    46%      5      4    25%
Profit Bond

Life - Other        265    226    17%      -      -      -    265    226    17%     27     23    17%
Bond

Life - Other        164    198  (17%)      3      1   200%    167    199  (16%)     19     21  (10%)

Individual          489    529   (8%)      -      -      -    489    529   (8%)     49     53   (8%)
Annuities

Bulk Annuities      664    240   177%      -      -      -    664    240   177%     66     24   175%
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total         1,796  1,319    36%     37     41  (10%)  1,833  1,360    35%    217    173    25%

DWP Rebates         220    314  (30%)      -      -      -    220    314  (30%)     22     31  (29%)
                 ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total UK          2,016  1,633    23%     37     41  (10%)  2,053  1,674    23%    239    204    17%
Insurance
Operations



European Insurance
Operations (1b)
Insurance             53     39    36%      -      -      -     53     39    36%      5      4    25%
Products
                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total European        53     39    36%      -      -      -     53     39    36%      5      4    25%
Insurance
Operations

                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total UK & Europe  2,069  1,672    24%     37     41  (10%)  2,106  1,713    23%    244    208    17%
Insurance
Operations

US Insurance
Operations (1b)

Fixed Annuities      149    165  (10%)      -      -      -    149    165  (10%)     15     17  (12%)

Fixed Index          133    127     5%      -      -      -    133    127     5%     13     13     0%
Annuities

Variable             894    548    63%      -      -      -    894    548    63%     89     55    62%
Annuities

Life                   2      4  (50%)      4      2   100%      6      6     0%      4      2   100%
                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total Retail   1,178    844    40%      4      2   100%  1,182    846    40%    122     86    42%

Guaranteed           273     50   446%      -      -      -    273     50   446%     27      5   440%
Investment
Contracts

GIC - Medium Term    174    360  (52%)      -      -      -    174    360  (52%)     17     36  (53%)
Note
                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total US           1,625  1,254    30%      4      2   100%  1,629  1,256    30%    167    127    31%
Insurance
Operations

Asian Insurance
Operations (1b)

China                 11      1 1,000%      5      4    25%     16      5   220%      6      4    50%

Hong Kong             66     52    27%     20     17    18%     86     69    25%     27     22    23%

India (@26%) (6)       8      1   700%     32     18    78%     40     19   111%     33     18    83%

Indonesia              4     15  (73%)     14      7   100%     18     22  (18%)     14      9    56%

Japan                 10      5   100%      -      1      -     10      6    67%      1      2  (50%)

Korea                 30      4   650%     52     27    93%     82     31   165%     55     27   104%

Malaysia               1      2  (50%)     14     12    17%     15     14     7%     14     12    17%

Singapore             88     45    96%     14     11    27%    102     56    82%     23     16    44%

Taiwan                31     24    29%     42     22    91%     73     46    59%     45     24    88%

Other (4)              2      2     0%      8      8     0%     10     10     0%      8      8     0%
                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Asian          251    151    66%    201    127    58%    452    278    63%    226    142    59%
Insurance
Operations

                  ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Group Total        3,945  3,077    28%    242    170    42%  4,187  3,247    29%    637    478    33%




                                                                                           Schedule 2
                           PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2006
                                        INVESTMENT OPERATIONS

                                                                            Market &      Net
                            Opening                                  Other  Currency Movement Closing
                                FUM    Gross Redemptions     Net Movements Movements   In FUM     FUM
                                     Inflows             Inflows
                              GBPm     GBPm         GBPm     GBPm      GBPm     GBPm     GBPm    GBPm
2006
   M&G

   Retail                    14,627    1,620       (799)     821         -     1,000    1,821  16,448

   Institutional (5)         21,568    1,295       (372)     923        50       680    1,653  23,221
                             ______   ______      ______  ______    ______    ______   ______  ______
   Total M&G                 36,195    2,915     (1,171)   1,744        50     1,680    3,474  39,669

   Asia (10)

   India (9)                  1,465    1,792     (1,784)       8       (9)       108      107   1,572

   Taiwan                     1,299      657       (641)      16         -        32       48   1,347

   Korea (12)                 2,803    1,413       (981)     432     (117)       131      446   3,249

   Japan                      2,695      286       (285)       1         -        35       36   2,731

   Other Mutual Fund            841      227       (192)      35         -        35       70     911
   Operations
                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Asian Mutual Fund    9,103    4,375     (3,883)     492     (126)       341      707   9,810
   Operations

   Hong Kong MPF Products       338       25        (11)      14         -        10       24     362
   (at 36%) (6)

   Third Party                  691        5         (5)       -         -        41       41     732
   Institutional Mandates
                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Asia Other           1,029       30        (16)      14         -        51       65   1,094

                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Asian Investment    10,132    4,405     (3,899)     506     (126)       392      772  10,904
   Operations

                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Investment          46,327    7,320     (5,070)   2,250      (76)     2,072    4,246  50,573
   Products

                                                                            Market &      Net
                            Opening                                  Other  Currency Movement Closing
                                FUM    Gross Redemptions     Net Movements Movements   In FUM     FUM
                                     Inflows             Inflows
                              GBPm     GBPm        GBPm     GBPm      GBPm      GBPm     GBPm    GBPm
2005
   M&G

   Retail                    11,613      801       (581)     220         -        33      253  11,866

   Institutional (5)         17,092    1,291       (251)   1,040        69       (6)    1,103  18,195
                             ______   ______      ______  ______    ______    ______   ______  ______
   Total M&G                 28,705    2,092       (832)   1,260        69        27    1,356  30,061

   Asia (10)

   India (9)                  2,144    2,699     (2,930)   (231)      (21)        47    (205)   1,939

   Taiwan                     1,797      730       (893)   (163)         -        49    (114)   1,683

   Korea                      1,427      672       (358)     314      (19)        78      373   1,800

   Japan                      1,638      430        (65)     365         -      (71)      294   1,932

   Other Mutual Fund            583       86       (174)    (88)         -      (13)    (101)     482
   Operations
                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Asian Mutual Fund    7,589    4,617     (4,420)     197      (40)        90      247   7,836
   Operations

   Hong Kong MPF Products       244       18         (6)      12         -       (1)       11     255
   (at 36%) (6)

   Third Party                  705        -           -       -         -        12       12     717
   Institutional Mandates
                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Asia Other             949       18         (6)      12         -        11       23     972

                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Asian Investment     8,538    4,635     (4,426)     209      (40)       101      270   8,808
   Operations

                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Investment          37,243    6,727     (5,258)   1,469        29       128    1,626  38,869
   Products




                                                                            Market &      Net
                            Opening                                  Other  Currency Movement Closing
                                FUM    Gross Redemptions     Net Movements Movements   In FUM     FUM
                                     Inflows             Inflows
                                  %        %           %       %         %         %        %       %
2006 Movement Relative to
2005
   M&G

   Retail                       26%     102%       (38%)    273%         -    2,930%     620%     39%

   Institutional (5)            26%       0%       (48%)   (11%)     (28%)   11,433%      50%     28%
                             ______   ______      ______  ______    ______    ______   ______  ______
   Total M&G                    26%      39%       (41%)     38%     (28%)    6,122%     156%     32%

   Asia (10)

   India (9)                  (32%)    (34%)         39%    103%       57%      130%     152%   (19%)

   Taiwan                     (28%)    (10%)         28%    110%         -     (35%)     142%   (20%)

   Korea                        96%     110%      (174%)     38%    (516%)       68%      20%     81%

   Japan                        65%    (33%)      (338%)  (100%)         -      149%    (88%)     41%

   Other Mutual Fund            44%     164%       (10%)    140%         -      369%     169%     89%
   Operations
                             ______   ______      ______  ______    ______    ______   ______  ______
   Total Asian Mutual Fund      20%     (5%)         12%    150%    (215%)      279%     186%     25%
   Operations

   Hong Kong MPF Products       39%      39%       (83%)     17%         -    1,100%     118%     42%
   (at 36%) (6)

   Third Party                 (2%)        -           -       -         -      242%     242%      2%
   Institutional Mandates



                             ______   ______   ______  ______  ______   ______   ______  ______
   Total Asian Other             8%      67%   (167%)     17%       -     364%     183%     13%

                             ______   ______   ______  ______  ______   ______   ______  ______
   Total Asian Investment       19%     (5%)      12%    142%  (215%)     288%     186%     24%
   Operations

                             ______   ______   ______  ______  ______   ______   ______  ______
   Total Investment             24%       9%       4%     53%  (362%)   1,519%     161%     30%
   Products

                                                                       2006 Q1  2005 Q1
   US (7)                                                                  YTD      YTD +/- (%)
                                                                            GBPm       GBPm
   Curian Capital
   External Funds Under                                                  1,088      700     55%
   Administration



                                                                                              Schedule 3
                  PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2006 VERSUS QUARTER 4 2005
                                          INSURANCE OPERATIONS
                           Single               Regular               Total          Annual Equivalents
                                                                                            (3)
                        Q1     Q4 +/-(%)     Q1 Q4 2005 +/-(%)     Q1     Q4 +/-(%)     Q1     Q4 +/-(%)
                      2006   2005          2006                  2006    2005          2006   2005
                      GBPm   GBPm          GBPm    GBPm          GBPm    GBPm          GBPm   GBPm
UK Insurance
Operations
Direct to Customer

Individual Pensions      5      2   150%      2       2     0%      7      4    75%      3      2    50%

Life - With Profit       4      4     0%      -       -      -      4      4     0%      -      -      -
Bond

Life - Other             4      2   100%      -       -      -      4      2   100%      -      -      -

Individual             165    178   (7%)      -       -      -    165    178   (7%)     17     18   (6%)
Annuities
                    ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total              178    186   (4%)      2       2     0%    180    188   (4%)     20     21   (5%)

DWP Rebates            161     10 1,510%      -       -      -    161     10 1,510%     16      1 1,500%
                    ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total                  339    196    73%      2       2     0%    341    198    72%     36     22    64%

Business to
Business

Corporate Pensions     119     81    47%     26      54  (52%)    145    135     7%     38     62  (39%)

Individual              43     61  (30%)      -       -      -     43     61  (30%)      4      6  (33%)
Annuities

Bulk Annuities           2     98  (98%)      -       -      -      2     98  (98%)      -     10      -
                    ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total                  164    240  (32%)     26      54  (52%)    190    294  (35%)     42     78  (46%)

Intermediated
Distribution (11)

Individual Pensions     28     15    87%      4       4     0%     32     19    68%      7      6    17%

Corporate Pensions      10     11   (9%)      2       1   100%     12     12     0%      3      2    50%

Life - With Profit      44     40    10%      -       -      -     44     40    10%      4      4     0%
Bond

Life - Other Bond      222    265  (16%)      -       -      -    222    265  (16%)     22     27  (19%)

Life - Other             3      2    50%      2       2     0%      5      4    25%      2      2     0%

Individual             190    209   (9%)      -       -      -    190    209   (9%)     19     21  (10%)
Annuities
                    ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total              497    542   (8%)      8       7    14%    505    549   (8%)     58     61   (5%)

DWP Rebates             59      3 1,867%      -       -      -     59      3 1,867%      6      -      -
                    ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total                  556    545     2%      8       7    14%    564    552     2%     64     62     3%





Partnerships (11)

Individual              1      -      -      -       -      -      1      -      -      -      -      -
Pensions

Life - With Profit      3      -      -      -       -      -      3      -      -      -      -      -
Bond

Life - Other Bond      43      -      -      -       -      -     43      -      -      4      -      -

Life - Other          157    185  (15%)      1       1     0%    158    186  (15%)     17     20  (15%)

Individual             91    149  (39%)      -       -      -     91    149  (39%)      9     15  (40%)
Annuities

Bulk Annuities        662      -      -      -       -      -    662      -      -     66      -      -
                   ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total                 957    334   187%      1       1     0%    958    335   186%     97     34   185%


Total:

Individual             34     17   100%      6       6     0%     40     23    74%      9      8    13%
Pensions

Corporate Pensions    129     92    40%     28      55  (49%)    157    147     7%     41     64  (36%)

Life - With Profit     51     44    16%      -       -      -     51     44    16%      5      4    25%
Bond

Life - Other Bond     265    265     0%      -       -      -    265    265     0%     27     27     0%

Life - Other          164    189  (13%)      3       3     0%    167    192  (13%)     19     22  (14%)

Individual            489    597  (18%)      -       -      -    489    597  (18%)     49     60  (18%)
Annuities

Bulk Annuities        664     98   578%      -       -      -    664     98   578%     66     10   560%
                   ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total           1,796  1,302    38%     37      64  (42%)  1,833  1,366    34%    217    194    12%

DWP Rebates           220     13 1,592%      -       -      -    220     13 1,592%     22      1 2,100%
                   ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total UK Insurance  2,016  1,315    53%     37      64  (42%)  2,053  1,379    49%    239    196    22%
Operations

European Insurance
Operations
Insurance Products     53     47    13%      -       -      -     53     47    13%      5      5     0%
                   ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total European         53     47    13%      -       -      -     53     47    13%      5      5     0%
Insurance
Operations

                   ______ ______ ______ ______  ______ ______ ______ ______ ______ ______ ______ ______
Total UK and        2,069  1,362    52%     37      64  (42%)  2,106  1,426    48%    244    200    22%
Europe Insurance
Operations



US Insurance
Operations (8)

Fixed Annuities        149     149     0%       -       -      -    149    149     0%      15      15     0%

Fixed Index            133     155  (14%)       -       -      -    133    155  (14%)      13      16  (19%)
Annuities

Variable Annuities     894     735    22%       -       -      -    894    735    22%      89      74    20%

Life                     2       3  (33%)       4       4     0%      6      7  (14%)       4       4     0%
                    ______  ______ ______  ______  ______ ______ ______ ______ ______  ______  ______ ______
Sub-Total Retail     1,178   1,042    13%       4       4     0%  1,182  1,046    13%     122     108    13%

Guaranteed             273      49   457%       -       -      -    273     49   457%      27       5   440%
Investment
Contracts

GIC - Medium Term      174       9 1,833%       -       -      -    174      9 1,833%      17       1 1,600%
Note
                    ______  ______ ______  ______  ______ ______ ______ ______ ______  ______  ______ ______
Total US Insurance   1,625   1,100    48%       4       4     0%  1,629  1,104    48%     167     114    46%
Operations

Asian Insurance
Operations (8)

China                   11       8    38%       5       8  (38%)     16     16     0%       6       9  (33%)

Hong Kong               66      88  (25%)      20      28  (29%)     86    116  (26%)      27      37  (27%)

India (@26%) (6)         8       1   700%      32      16   100%     40     17   135%      33      16   106%

Indonesia                4       6  (33%)      14      13     8%     18     19   (5%)      14      14     0%

Japan                   10      11   (9%)       -       -      -     10     11   (9%)       1       1     0%

Korea                   30      18    67%      52      41    27%     82     59    39%      55      43    28%

Malaysia                 1       1     0%      14      20  (30%)     15     21  (29%)      14      20  (30%)

Singapore               88      90   (2%)      14      19  (26%)    102    109   (6%)      23      28  (18%)

Taiwan                  31      29     7%      42      40     5%     73     69     6%      45      43     5%

Other (4)                2       2     0%       8       9  (11%)     10     11   (9%)       8       9  (11%)
                    ______  ______ ______  ______  ______ ______ ______ ______ ______  ______  ______ ______
Total Asian            251     254   (1%)     201     194     4%    452    448     1%     226     219     3%
Insurance
Operations
                    ______  ______ ______  ______  ______ ______ ______ ______ ______  ______  ______ ______
Group Total          3,945   2,716    45%     242     262   (8%)  4,187  2,978    41%     637     534    19%


                                           INVESTMENT OPERATIONS
                          M&G (5)           Asia Mutual Funds         Asia Other         Total Investment
                                                                                             Products
                   Q1 2006 Q4 2005 +/-(%) Q1 2006 Q4 2005 +/-(%)     Q1     Q4 +/-(%) Q1 2006 Q4 2005 +/-(%)
                                                                   2006   2005
                      GBPm    GBPm           GBPm    GBPm          GBPm   GBPm
Opening FUM         36,195  33,760     7%   9,103   8,294    10%  1,029    980     5%  46,327  43,034     8%

Gross Inflows        2,915   2,316    26%   4,375   4,055     8%     30     22    36%   7,320   6,393    15%

Less Redemptions   (1,171) (1,189)     2% (3,883) (3,685)   (5%)   (16)   (11)  (45%) (5,070) (4,885)   (4%)
                    ______  ______ ______  ______  ______ ______ ______ ______ ______  ______  ______ ______
Net Flows            1,744   1,127    55%     492     370    33%     14     11    27%   2,250   1,508    49%



Other Movements       50   (74)   168%  (126)     (6) (2,000%)      -      -      -   (76)   (80)     5%

Market And         1,680  1,382    22%    341     445    (23%)     51     38    34%  2,072  1,865    11%
Currency
Movements
                  ______ ______ ______ ______  ______   ______ ______ ______ ______ ______ ______ ______
Net Movements in   3,474  2,435    43%    707     809    (13%)     65     49    33%  4,246  3,293    29%
FUM
                  ______ ______ ______ ______  ______   ______ ______ ______ ______ ______ ______ ______
Closing FUM       39,669 36,195    10%  9,810   9,103       8%  1,094  1,029     6% 50,573 46,327     9%





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 April 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                      Director of Public Relations